Exhibit 99.2

VASCULAR BIOGENICS LTD.

8 HaSatat St. Modi’in, Israel Tel. +972-8-9935000 Fax. +972-8-9935001

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors , or the Board, of Vascular Biogenics Ltd., to which we refer as Vascular Biogenics, or the Company, to be voted at an Annual General Meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on July 7, 2022 at our offices at 8 HaSatat St. Modi’in, Israel Tel. +972-8-9935000 Fax. +972-8-9935001.

This Proxy Statement, the attached Notice of Annual General Meeting of shareholders and the proxy card or voting instruction card are being made available to holders of Vascular Biogenics ordinary shares on or about June 2, 2022.

You are entitled to notice of, and to vote at, the Meeting if you hold ordinary shares as of the close of business on June 2, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To approve the nomination of Ms. Ruth Alon, Dr. Shmuel (Muli) Ben Zvi, Dr. Ron Cohen, Ms. Alison Finger, Prof. Dror Harats, Mr. David Hastings, Mr. Marc Kozin, Mr. Michael Rice and Dr. Bennett M. Shapiro to the Board, to serve until the next annual general meeting of shareholders of the Company, under the existing terms of appointment as previously approved, aside from the resolutions herein, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting will take place in relation to each director nominee separately);

(2)	To approve the grant of an option to Prof. Dror Harats to purchase 400,000 of our ordinary shares under the Company’s 2014 Employee Share Ownership and Option Plan, or the 2014 Plan, according to the Company’s standard option agreements. The option shall vest upon and in the manner approved by the Compensation Committee and the Board;

(3)	To amend the compensation terms and agreements of Prof. Dror Harats in accordance with the terms set forth in Proposal 3 of this Proxy Statement;

(4)	To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(5)	To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law;

(6)	To approve the increase of the Company’s registered share capital by NIS 500,000 and to create 50,000,000 ordinary shares, nominal value NIS 0.01 each, having the rights and entitlements ascribed to them in the Company’s Amended and Restated Articles of Association , or the Articles. Following the increase, the registered share capital of the Company shall be NIS 2,000,000 divided into 200,000,000 ordinary shares; and

(7)	Subject to the approval of the increase of the Company’s registered share capital, to approve the amendment of Article 6 of the Articles and Article 4 the Company’s Memorandum of Association, as amended, or the Memorandum.

Article 6 of the Articles shall be replaced in its entirety to read as follows:

“6.	The share capital of the Company shall consist of NIS 2,000,000 divided into 200,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”).”

Article 4 of the Memorandum shall be replaced in its entirety to read as follows:

“4.	The Company’s share capital shall be NIS 2,000,000 consisting of 200,000,000 Ordinary Shares of the Company of nominal value NIS 0.01 each.”

At the Meeting, we will also present and discuss our annual audited consolidated financial statements for the year ended December 31, 2021, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission on March 23, 2022 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.vblrx.com. We will also transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

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Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On June 2, 2022, we had 69,348,939 ordinary shares issued and outstanding (excluding treasury shares). Each ordinary share outstanding as of the close of business on the record date, June 2, 2022, is entitled to one vote upon the proposal to be presented at the Meeting. Pursuant to the Articles, the Meeting will be properly convened if at least two (2) shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two (2) shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of proposals.

In addition, the approval of Proposals 2, 3 and 5 require that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders or shareholders who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders and disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its general manager, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company.

For the purpose of Proposals 2, 3 and 5, a “controlling shareholder” includes a person who holds twenty-five percent (25%) or more of the voting rights in the Meeting of the Company if there is no other person who holds more than fifty percent (50%) of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in a company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders.

A “Personal Interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least five percent (5%) of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder (as applicable) or has a Personal Interest (within the meaning as aforementioned), and FAILURE TO DO SO in relation to the vote on Proposal 2, Proposal 3 or Proposal 5 SHALL BE DEEMED by the Company (absent of statement or other form of written explanation to indicate otherwise, and if voting by proxy, indication on the proxy card) as if such shareholder HAS A PERSONAL INTEREST in said proposal. Therefore, a shareholder who signs and returns a proxy card or voting instruction without actively confirming not to have Personal Interest, will be deemed to be confirming that such shareholder, and any related party of such shareholder has a personal interest with respect to Proposal 2, Proposal 3 and Proposal 5. If you believe that you, or a related party of yours, DO NOT possess a Personal Interest and you wish to participate in the vote on Proposal 2, Proposal 3 or Proposal 5, you should indicate the no-existence of a Personal Interest on the enclosed proxy card (if applicable) and should furthermore contact our general counsel, at +972-8-9935000 or Fax; +972-8-9935001, who will advise you as to how to submit your votes for the proposals. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in the approval of Proposal 2, Proposal 3 or Proposal 5, you may also contact the representative managing your account, who could then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares can vote by proxy cards. Holders of shares in “street name” will have to instruct their banks, brokers or other nominees on how to vote.

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Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.” You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, not less than forty-eight (48) hours prior to the time fixed for the Meeting (i.e., prior to 4:00 p.m. (Israel time) on July 5, 2022).

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal 1 and Proposal 4 your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction card). Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to Proposals 1, 2, 3, 5, 6 and 7, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). If no instructions are received by the bank, broker or other nominee from you with respect to Proposal 4, it may vote at its discretion on that proposal.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not (in the case of Proposals 1,2, 3, 5, 6 and 7), or does not (in the case of Proposal 4) cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on June 2, 2022. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on June 2, 2022 or which appear in the participant listing of a securities depository on that date.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 2, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.vblrx.com. The contents of that website are not a part of this Proxy Statement.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 31, 2022, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of May 31, 2022 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 69,348,939 ordinary shares outstanding as of May 31, 2022.

Number of
	Ordinary Shares	Percentage of
Name	Beneficially Owned	Ownership
>5% Shareholders
Thai Lee (1)	17,361,793	19.99%
Aurum Ventures M.K.I. Ltd (2)	6,839,059	9.86%
David M. Slager (3)	4,203,082	6.00%
Victor Leo (4)	3,619,048	5.22%

Executive Officers and Directors
Dror Harats (5)	2,295,475	3.24%
Ruth Alon	-	*
Shmuel (Muli) Ben Zvi	-	*
Ron Cohen	-	*
Alison Finger	-	*
David Hastings	-	*
Marc Kozin	-	*
Michael Rice	-	*
Bennett M. Shapiro	-	*
Sam Backenroth†	-	*
Eyal Breitbart	-	*
Erez Feige	-	*
Tamar Rachmilewitz	-	*
Naamit Sher	-	*
Matthew Trudeau†	-	*
All directors, executive officers, and key employees as a group (15 individuals total)(6)	4,645,756	6.37%

* Less than 1%

† Address is 1 Blue Hill Plaza, Suite 1509, Pearl River, NY 10965.

(1)	Consists of (i) 1,000,000 ordinary shares held directly by Thai Lee, (ii) 6,001,531 ordinary shares held by the Thai Lee Family Trust, or the Family Trust, (iii) 2,814,262 ordinary shares held by the Thai Lee 2008 DE Trust, or the 2008 Trust, (iv) 146,000 shares held in UTMA accounts for Ms. Lee’s child, over which Ms. Lee disclaims beneficial ownership and (v) 7,400,000 pre-funded warrants to purchase ordinary shares exercisable as of March 1, 2022. Such pre-funded warrants are only exercisable to the extent that Ms. Lee, together with her affiliates, would beneficially own no more than 19.99% of the outstanding ordinary shares after giving effect to such exercise, or the Lee Beneficial Ownership Limitation. Thai Lee exercises voting and investment power over the Family Trust and the 2008 Trust. As such, Ms. Lee may be deemed to have beneficial ownership over our shares held by the Family Trust and the 2008 Trust. As a result of the Lee Beneficial Ownership Limitation, the number of shares that may be issued to Ms. Lee upon exercise of the warrant may change depending upon changes in the number of our outstanding ordinary shares and, accordingly, not all 7,400,000 pre-funded warrants may be exercised at this time. The principal business address of Ms. Lee is 70 Rainey Street, Austin, TX 78701. The address of the Family Trust and the 2008 Trust is 290 Davidson Avenue Somerset, NJ 0887.

(2)	Consists of 6,839,059 ordinary shares held directly by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.

(3)	Consists of (i) 1,812,913 ordinary shares held by Regals Capital Management LP, (ii) 1,740,169 ordinary shares held directly by David M. Slager and (iii) 650,000 pre-funded warrants held by Regals Fund LP. Mr. Slager may be deemed to have beneficial ownership over our shares and warrants held by Regals Capital Management LP and Regals Fund LP. The address of Regals Capital Management LP and Regals Fund LP is 152 West 57th Street, 9th Floor, New York, NY 10019.

(4)	Consists of 3,619,048 ordinary shares held directly by Victor Leo. The address for Victor Leo is 70 Rainey Street, #3302, Austin, TX 78701.

(5)	Consists of (a) 764,066 ordinary shares held by or for Prof. Harats; and (b) 1,531,409 shares underlying options exercisable within 60 days of May 31, 2022.

(6)	Consists of (a) 1,078,160 ordinary shares; and (b) 3,567,596 shares issuable to our current directors and executive officers pursuant to outstanding options to purchase our ordinary shares which are exercisable within 60 days of May 31, 2022.

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PROPOSAL 1

ELECTION OF NINE DIRECTORS

Background

We currently have a board of directors composed of nine directors. Following the adoption by the Company of certain exceptions provided under the Companies Law, the Company is exempt from the requirement to appoint external directors. The Board is comprised of one class of directors. Except for Prof. Dror Harats, our Chief Executive Officer, or CEO, all other directors are Independent Directors, as such term is defined by Nasdaq Marketplace Rules. A director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

The Board has nominated Ms. Alon, Dr. Ben Zvi, Dr. Cohen, Ms. Finger, , Prof. Harats, Mr. Hastings, Mr. Kozin, Mr. Rice and Dr. Shapiro for election as directors at the Meeting.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

The following information is supplied with respect to each nominee for election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Ruth Alon has served on our board of directors since March 2010. Ms. Alon is currently the founder and chief executive officer of Medstrada, an advisory and consultancy firm in the healthcare and foodtech sectors. From 1997 to 2016, Ms. Alon has served as a general partner in Pitango Venture Capital, where she headed the life sciences activities and has led several of its portfolio companies to successful acquisitions, among them Disc-O-Tech, Colbar, Ventor and Optonol. Prior to her tenure at Pitango, Ms. Alon held senior analyst positions with Montgomery Securities from 1981 to 1987, Kidder Peabody & Co. from 1987 to 1993 and Genesis Securities, LLC from 1993 to 1996, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon was the founder and chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of the then approximately 1000 Israeli life science companies. She was also the co-founder of the Israeli Advanced Technology Industries, or IATI, an umbrella organization of the hi-tech and life sciences industries in Israel, which includes venture capital funds, research and development centers of multinational corporations and others. Ms. Alon is also a board member of Moringa Acquisition Corp (Nasdaq: MACA) and Alpha TAU (Nasdaq: DRTS) and of several privately held companies, including Treos Bio, Phoska Biopharma and Blue Tree Technologies. She is the chairperson of Brainsgate (privately held). Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.Sc. from the Columbia University School of Physicians and Surgeons. We believe Ms. Alon is qualified to serve on our board of directors because of her extensive business and industry background, as well as her experience as a seasoned investor.

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Shmuel (Muli) Ben Zvi, Ph.D. has served on our board of directors since September 2018. Dr. Ben Zvi is currently a board member at Bank Leumi, the second largest bank in Israel, and a member of its credit, technology and strategy committees. Dr. Ben Zvi is also a board member of SOL-GEL Technologies (Nasdaq: SLGL) and a member of the audit and compensation committees. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., dual listed on Nasdaq and the TASE, including as vice president of finance and vice president of strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the chief of general staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel-Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP). We believe Dr. Ben Zvi is qualified to serve on our board of directors because of his extensive finance and industry background

Ron Cohen, M.D. has served on our board of directors since February 2015. In addition to serving on our board of directors, Dr. Cohen has served as president, chief executive officer, founder and director of Acorda Therapeutics, Inc. (Nasdaq: ACOR), since 1995. Previously he was a principal in the startup and an officer of Advanced Tissue Sciences, Inc., a biotechnology company engaged in the growth of human organ tissues for transplantation, from 1986 to 1992. Dr. Cohen is a member of the board of the Biotechnology Innovation Organization (BIO) and previously served as chair. He served as a member of the board of Dyax Corporation (Nasdaq: DYAX) until 2016, and also previously served as Director and Chair of the New York Biotechnology Association. He is a recipient of the NY CEO Lifetime Achievement Award and the Ernst & Young Entrepreneur of the Year Award for the New York Metropolitan Region, and has been recognized by PharmaVOICE Magazine as one of the 100 Most Inspirational People in the Biopharmaceutical Industry. Dr. Cohen received his B.A. with honors in Psychology from Princeton University, and his M.D. from the Columbia College of Physicians & Surgeons. He completed his residency in Internal Medicine at the University of Virginia Medical Center, and is Board Certified in Internal Medicine. We believe Dr. Cohen is qualified to serve on our board of directors because of his extensive business and industry background..

Alison Finger joined our board in July 2021. Ms. Finger has nearly three decades of biotech and pharmaceutical leadership experience building and optimizing brands and portfolios in the areas of genetic medicine, cell therapy, oncology, neurology, virology and metabolics. Ms. Finger has served as a Principal at Auburn House Consulting LLC since June 2021. Ms. Finger previously served as chief commercial officer at bluebird bio, where she served in senior marketing and commercialization roles from 2015 until January 2021 and built the commercial infrastructure for Europe and the United States in advance of bluebird’s first gene and cell therapy product launches. Prior to bluebird, Ms. Finger served as vice president global marketing at Bristol-Myers Squibb, or BMS, from 2005 until 2014, leading the hematology/oncology, neurology, and virology franchises. In these roles, she led portfolio planning, brand and franchise commercial strategy, and supported research and development and corporate business development decisions. From 2007 until 2009, Ms. Finger also served as managing director of BMS Australia/New Zealand. Previously, she served in various marketing positions in BMS, from 1993 until 2004. Ms. Finger currently serves on the board of Decibel Therapeutics (Nasdaq: DBTX) and as member of its audit committee. Ms. Finger earned her B.A. from St. Lawrence University and an M.B.A. from Duke University’s Fuqua School of Business. We believe Ms. Finger is qualified to serve on our board of directors because of her extensive marketing and commercialization background.

Dror Harats, M.D. founded our company in 2000 and has served as our chief executive officer since January 2001. He has been a member of our board of directors since January 2001. Prof. Harats received his M.D. from Hadassah Medical School at the Hebrew University of Jerusalem, Israel, following which he conducted post-doctoral work at the University of California, San Francisco. Prof. Harats has also served as a visiting scientist at Syntax Discovery Research. Prof. Harats has more than 30 years of both research in the field of medicine and biotechnology as well as a professional and experienced consultant specializing in the biotechnology & pharmaceutical industry for healthcare organizations and companies. Prof. Harats currently serves on the board of directors of Art Healthcare Ltd, and as a part time chair of the R&D division at the Chaim Sheba Medical Center at Tel Hashomer and as chair of its Institute Review Board. Prof. Harats is also a Professor of Medicine in the Departments of Internal Medicine and Biochemistry at the Sackler Faculty of Medicine of Tel-Aviv University, Israel. We believe Prof. Harats is qualified to serve on our board of directors because of his extensive technical and industry experience, as well as his knowledge of our company.

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David Hastings has served on our board of directors since January 2018. Mr. Hastings has more than 20 years of finance, accounting and operations experience in the bio-pharmaceutical industry. Mr. Hastings joined Arbutus BioPharma in June 2018 and currently serves as its chief financial officer. Mr. Hastings previously served as the chief financial officer and executive vice president of Incyte Corporation from 2003 until 2014. During this time, Mr. Hastings oversaw all financial aspects as Incyte transitioned from research and development to commercialization, following the launch of Jakafi (ruxolitinib). Mr. Hastings also previously served as vice president, chief financial officer and treasurer of ArQule Inc. During his tenure at ArQule, he played an important role in ArQule’s transition into a drug discovery and development organization, and in two strategic acquisitions, including the purchase of Cyclis Pharmaceuticals Inc. Prior to that, Mr. Hastings was with Genzyme Corporation as its vice president and corporate controller, and with Sepracor, Inc. where he was director of finance. Most recently, Mr. Hastings served as the chief financial officer and senior vice president of Unilife Corporation (a medical device company) from 2015 to 2017 and as its chief accounting officer and treasurer from 2016 to 2017. He is a member of the Board Director of SCYNEXIS, Inc. (Nasdaq: SCYX) and Entasis, Inc. (Nasdaq: ETTX) and chairs their Audit Committees. We believe Mr. Hastings is qualified to serve on our board of directors because of his extensive financial and business background.

Marc Kozin joined our board of directors in November 2020 as vice chairman and was appointed to chairman in July 2021. Mr. Kozin has three decades of industry expertise advising biopharmaceutical, life sciences and medtech companies. He is currently the chairman of the strategy advisory board of HealthCare Royalty Partners (HCR), a leading investment firm in healthcare, providing royalty monetization and senior debt, a position he has held since 2013. Previously, Mr. Kozin was a career strategy consultant, having served as president of L.E.K. Consulting’s North American practice from 1997 to 2012 and as senior advisor from 2012 to 2018. He began his career at L.E.K. in 1987 by helping establish the Boston office and led the development of L.E.K.’s industry-leading life science strategic planning practice. Mr. Kozin has served on more than a dozen boards in a variety of roles and on all committees. He serves as director and serves on the compensation committee of UFP Technologies (Nasdaq: UFPT). Previously, he served as director for Dicerna Pharmaceuticals (Nasdaq: DRNA), prior to its acquisition by Novo Nordisk. He also served on the board of Endocyte (Nasdaq: ECYT) which was acquired by Novartis in 2018, and was also a board member of Dyax (Nasdaq: DYAX), which was acquired by Shire Plc in 2015. He also served on the boards of directors of Brandwise, Inc., Lynx Therapeutics, Inc., Assurance Medical, Inc., Medical Simulation Corporation, Advizex, and CrunchTime! Information Systems. Mr. Kozin has served as director of The Greenlight Fund, a non-profit focused on improving the lives of inner city children in families, since 2017. He was also on the board of governors at New England Medical Center and the board of DukeEngage for several years. Mr. Kozin received a B.S. degree in economics from Duke University in Durham, N.C. and a M.B.A. in finance from The Wharton School of the University of Pennsylvania in Philadelphia. We believe Mr. Kozin is qualified to serve on our board of directors because of his extensive industry and business background.

Michael Rice joined our board in July 2021. Mr. Rice has deep experience in portfolio management, investment banking, and capital markets. Mr. Rice is a founding partner of LifeSci Advisors LLC, a life sciences investor relations consultancy, since 2010 and of LifeSci Capital LLC, a research-driven investment bank, since 2013. Previously, Mr. Rice was the co-head of Health Care Investment Banking at Canaccord Adams, where he was involved in debt and equity financing. Mr. Rice was also a managing director at Think Equity Partners, where he was responsible for managing Healthcare Capital Markets, which included structuring and executing numerous transactions. Prior to that, he served as a managing director at Bank of America serving large hedge funds and private equity healthcare funds while working closely with Investment Banking. Previously, he was a managing director at JP Morgan/Hambrecht & Quist. Mr. Rice graduated from the University of Maryland with a degree in Economics and currently sits on the board of 9 Meters Biopharma Inc. (Nasdaq: NMTR). We believe Mr. Rice is qualified to serve on our board of directors because of his extensive banking and industry background.

Bennett M. Shapiro, M.D. has served on our board of directors since September 2004 and as chairman from 2007 until 2021. In addition to serving on our board of directors, Dr. Shapiro has been a senior partner at Puretech Ventures, an innovation enterprise, since 2004, and as chairman from 2009-2015; he continued as a non-executive director of PureTech Health PLC-PRTC until 2020. From 1990 to 2003, Dr. Shapiro served as executive vice president, Merck Research Laboratories. Prior to that, from 1970 to 1990, Dr. Shapiro was a professor of the Department of Biochemistry at the University of Washington and served as chairman from 1985 to 1990. Prior to joining the University of Washington, from 1965 to 1970 Dr. Shapiro served as a research associate, then section head, in the Laboratory of Biochemistry of the National Heart Institute of the U.S. National Institutes of Health. Dr. Shapiro has served as an external director on the board of directors of Momenta Pharmaceuticals from 2003-2016, various private companies, and the Drugs for Neglected Diseases Initiative, an independent, non-profit drug development partnership. Dr. Shapiro previously served on the board of directors of Celera Corporation prior to its acquisition by Quest Diagnostics Inc. Dr. Shapiro has been a Guggenheim Fellow, a fellow of the Japan Society for the Promotion of Science and a visiting professor at the University of Nice. Dr. Shapiro received his B.S. in chemistry from Dickinson College and his M.D. from Jefferson Medical College. We believe Dr. Shapiro is qualified to serve on our board of directors because of his extensive technical and industry background, and his experience serving on boards of directors of companies in our industry, including public companies.

7

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

(a)	“RESOLVED, that Ms. Ruth Alon be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until her earlier resignation or removal.”

(b)	“RESOLVED, that Dr. Shmuel (Muli) Ben Zvi be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(c)	“RESOLVED, that Dr. Ron Cohen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(d)	“RESOLVED, that Ms. Alison Finger be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(e)	“RESOLVED, that Prof. Dror Harats be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(f)	“RESOLVED, that Mr. David Hastings be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(g)	“RESOLVED, that Mr. Marc Kozin be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(h)	“RESOLVED, that Mr. Michael Rice be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(i)	“RESOLVED, that Dr. Bennett M. Shapiro be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolutions included in Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Ms. Alon, Dr. Ben Zvi, Dr. Cohen, Ms. Finger, Prof. Harats, Mr. Hastings, Mr. Kozin, Mr. Rice and Dr. Shapiro.

8

PROPOSAL 2

GRANT OF OPTIONS TO PROF. DROR HARATS

Background

The Compensation Committee and the Board approved the grant of an option to purchase 400,000 of the Company’s ordinary shares to Prof. Dror Harats under the 2014 Plan according to the Company’s standard option agreements. The option shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the grant of an option to purchase 400,000 of the Company’s ordinary shares to Prof. Harats under the 2014 Plan according to the standard option agreements. The option shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors.”

Required Vote:

Shareholders may vote for or against, or may abstain from voting, in connection with the grant of option to Prof. Harats. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 2. Furthermore, the approval of Proposal 2 requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed two percent (2%) of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the two percent (2%) threshold described in clause (ii) above.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the grant of options.

9

PROPOSAL 3

AMENDMENT OF THE COMPENSATION TERMS OF THE CEO

Background

Under the Companies Law, the compensation committee and a company’s board of directors are responsible for approving the terms of employment or engagement of office holders of a company in accordance with its approved compensation policy. In accordance with the Company’s compensation policy, we have analyzed market conditions of management salaries in the life sciences industry and have concluded that the Company is positioned around the average, or lower half of the range, in most positions in the Company.

As part of a lateral raise of the Company’s management and non-executive employees’ salaries, our Compensation Committee and Board approved the increase of the monthly base (gross) compensation of Prof. Dror Harats, a member of the Board and the CEO of the Company, under the consulting and employment agreements, taken as a whole, to NIS 100,000. Prof. Harats shall be entitled to elect whether to receive such sums under the employment agreement, consulting agreement or a combination thereof and the Company will adjust the related costs accordingly.

Additionally, the Compensation Committee and the Board approved the harmonization of the employment agreement with Prof. Harats and the consulting agreement with a company fully owned by Prof. Harats to amend a discrepancy between the agreements with respect to the terms and financial benefits of both agreements: the consulting agreement should also include retirement in the definition of “Good Reason” in the manner proposed in the below resolution.

Under the Companies Law, the terms of service of a CEO of a public company, require the approval of the compensation committee, the board of directors and the shareholders.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the amendment of Prof. Dror Harats’s compensation terms, consulting and employment agreements as follows:

●	to approve the amendment of Prof. Dror Harats’s compensation terms, consulting and employment agreements to increase Prof. Harats’s monthly base (gross) compensation under the consulting and employment agreements, taken as a whole, to NIS100,000. Prof. Harats shall be entitled to elect whether to receive such sums under the employment agreement, consulting agreement or a combination thereof and the Company will adjust the related costs accordingly.; and
●	To amend the consulting agreement with Grand H Services Ltd, a company fully owned by Prof. Harats, to include in the definition of “Good Reason” the following event: ‘(e) retirement to be deemed resignation under Section 2.1.3(b) of the Restated Employment Agreement between the Company and Prof. Dror Harats dated January 20, 2022.’”

Required Vote:

Shareholders may vote for or against, or may abstain from voting, in connection with the amendment of Prof. Harats’s compensation terms. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 3. Furthermore, the approval of Proposal 3 requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed two percent (2)% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the two percent (2)% threshold described in clause (ii) above.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the amendment to Prof. Harats’s compensation terms and agreements.

10

PROPOSAL 4

APPROVAL OF THE REAPPOINTMENT OF KESSELMAN & KESSELMAN

Background

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm, or Kesselman & Kesselman, served as our independent registered public accounting firm since its appointment in 2001. Our Audit Committee and Board resolved to nominate Kesselman & Kesselman for reappointment as our independent registered public accounting firm for the year ending December 31, 2022, and until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Kesselman & Kesselman’s reappointment and authorize our Board (with power of delegation to our audit committee) to set Kesselman & Kesselman’s compensation in accordance with the volume and nature of its services.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, (i) Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and until the next annual general meeting of shareholders of the Company, and (ii) the Board (with power of delegation to the Audit Committee) be, and hereby is, authorized, to set the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kesselman & Kesselman. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 4.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the board of directors to set the remuneration of, the Company’s independent registered public accounting firm.

11

PROPOSAL 5

APPROVAL OF THE COMPANY’S COMPENSATION POLICY

Background

Pursuant to the Companies Law, every public Israeli company is required to adopt a compensation policy that sets forth guidelines for the compensation of office holders (as defined in the Companies Law). In 2015 and 2019, the shareholders of the Company approved the compensation policy for the Company’s officers and directors, or the Compensation Policy. The Companies Law requires the board of directors to reevaluate the compensation policy from time to time, and upon any material change in the circumstances that existed at the time the policy was formulated; the policy must be reviewed and re-approved at least once every three years.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders of a company, including exculpation, insurance, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of a company’s objectives, a company’s business and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, a company’s risk management, size and the nature of its operations. The Companies Law describes what factors have to be considered by, and what principles must be included in, a compensation policy.

Under the Companies Law, the compensation committee of a company’s board of directors is responsible for (a) recommending the compensation policy to the board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by the audit committee of the board of directors with respect to approval of the terms of engagement of office holders. In light of these requirements, the Compensation Committee has recommended, and our Board has approved, a Compensation Policy for the office holders of our Company, in the form attached as Annex A to this Proxy Statement, that covers the matters described in the Companies Law and the regulations promulgated thereunder and that is aimed at balancing between short-term and long-term incentives to the office holders of our Company.

We recommend that our shareholders refer to the Compensation Policy, which is attached as Annex A to this Proxy Statement.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Compensation Policy for the directors and other office holders of Vascular Biogenics Ltd. attached as Annex A to this Proxy Statement, as approved by the Board of Directors of the Company, be, and hereby is, approved by the shareholders of the Company.”

Required Vote:

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the Compensation Policy. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 5. Furthermore, the approval of Proposal 5 requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed two percent (2%) of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the two percent (2%) threshold described in clause (ii) above.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Compensation Policy.

12

PROPOSAL 6

APPROVAL OF THE INCREASE OF THE COMPANY’S REGISTERED SHARE CAPITAL

Background

Under the Articles, our authorized and registered share capital is NIS 1,500,000 divided into 150,000,000 ordinary shares of a par value NIS 0.01 each. As of June 2, 2022, the issued and outstanding share capital of the Company, on a fully diluted basis, is 95,126,076 ordinary shares.

We propose to increase our authorized and registered share capital by NIS 500,000, or the Capital Increase, and to amend the Articles, accordingly, as set forth in Proposal 7 of this Proxy Statement. As a result, immediately following the Capital Increase, if approved at the Meeting, our authorized and registered share capital will be NIS 2,000,000 divided into 200,000,000 ordinary shares.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital to allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the use of shares for establishment of strategic relationships with other companies or acquisitions, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the increase of the Company’s registered share capital by NIS 500,000 and the creation of 50,000,000 ordinary shares, nominal value NIS 0.01 each (“Ordinary Shares”), having the rights and entitlements ascribed to them in the Amended and Restated Articles of Association of the Company (the “Articles”). Following the increase, the registered share capital of the Company shall be NIS 2,000,000 divided into 200,000,000 Ordinary Shares.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the increase of the Company’s registered share capital. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 6.

Board Recommendation

The Board unanimously recommends a vote FOR the increase of the Company’s registered share capital.

13

PROPOSAL 7

AMENDMENT OF AMENDED & RESTATED ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION

Background

Subject to the approval of the increase of the Company’s registered share capital, the Company wishes to amend Article 6 of the Articles and Article 4 of the Memorandum.

Article 6 of the Articles shall be replaced in its entirety to read as follows:

“6.	The share capital of the Company shall consist of NIS 2,000,000 divided into 200,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”).”

Article 4 of the Memorandum shall be replaced in its entirety to read as follows:

“4.	The Company’s share capital shall be NIS 2,000,000 consisting of 200,000,000 Ordinary Shares of the Company of nominal value NIS 0.01 each.”

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the amendment Article 6 of the Articles and Article 4 of the Memorandum.

Article 6 of the Articles shall be replaced in its entirety to read as follows:

‘6.	The share capital of the Company shall consist of NIS 2,000,000 divided into 200,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the ‘Ordinary Shares’).’

Article 4 of the Memorandum shall be replaced in its entirety to read as follows:

‘4.	The Company’s share capital shall be NIS 2,000,000 consisting of 200,000,000 Ordinary Shares of the Company of nominal value NIS 0.01 each.’”

Required Vote:

Shareholders may vote for or against, or may abstain from voting, from the resolution to approve the amendment of Article 6 of the Articles and Article 4 of the Memorandum . The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolution.

Board Recommendation

The Board unanimously recommends a vote FOR the amendment of Article 6 of the Articles and Article 4 of the Memorandum.

14

COMPENSATION

Summary Compensation Table

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2021. All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2021.

	Salary		Share-
	&Social		Based	Other
Name and Position	Benefits (1)	Bonus	Payment (2)	Compensation (3)	Total	Total (4)
	(New Israeli Shekels in thousands)					(US Dollars in thousands)
Prof. Dror Harats Chief Executive Officer	1,549	514	908	261	3,232	1,000
Amos Ron Former Chief Financial Officer (5)	977	157	269	9	1,412	437
Dr. Eyal Breitbart Senior Vice President, Research and Operations	915	150	269	107	1,441	446

Dr. Erez Feige Senior Vice President, Business Operations	750	135	269	99	1,253	388
Dr. Tami Rachmilewitz Senior Vice President, Clinical Development	779	135	281	19	1,215	376

(1)	Represents the officer’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance) and payments for social security.
(2)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2021 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.
(3)	Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers and (ii) vacation benefits.
(4)	Translated from NIS into U.S. dollars at the rate of NIS 3.2302 = U.S.$ 1.00, based on the average daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel for the full year of 2021.
(5)	Full time employee until October 1, 2021.

ADDITIONAL INFORMATION

The Company’s annual report for the year ended December 31, 2021, filed on Form 20-F on March 23, 2022 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.vblrx.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Modi’in, Israel	Marc Kozin,
June 2, 2022	Chairman of the Board of Directors

15

VASCULAR BIOGENICS LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 7, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Amos Ron as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Vascular Biogenics Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on June 2, 2022, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company at 8 HaSatat St. Modi’in, Israel at 4:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of the Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal described below, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

VASCULAR BIOGENICS LTD.

June 2, 2022

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at - http://www.vblrx.com

Please date, sign and mail

your proxy card as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES TO DIRECTORS LISTED IN PROPOSAL 1 AND “FOR” PROPOSALS 2, 3, 4, 5, 6 AND 7.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.	To approve the nomination of each of the following nine directors to our Board of Directors to serve until the next annual general meeting of shareholders of the Company, under the existing terms of appointment as previously approved, aside from the resolutions herein, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.	FOR	AGAINST	ABSTAIN

(a)	Ms. Ruth Alon	[ ]	[ ]	[ ]

(b)	Dr. Shmuel (Muli) Ben Zvi	[ ]	[ ]	[ ]

(c)	Dr. Ron Cohen	[ ]	[ ]	[ ]

(d)	Ms. Alison Finger	[ ]	[ ]	[ ]

(e)	Prof. Dror Harats	[ ]	[ ]	[ ]

(f)	Mr. David Hastings	[ ]	[ ]	[ ]

(g)	Mr. Marc Kozin	[ ]	[ ]	[ ]

(h)	Mr. Michael Rice	[ ]	[ ]	[ ]

(i)	Dr. Bennett M. Shapiro	[ ]	[ ]	[ ]

2.	To approve the grant of option to purchase 400,000 of the Company’s ordinary shares to Prof. Dror Harats, the Chief Executive Officer and member of our Board of Directors, under the Company’s 2014 Employee Share Ownership and Option Plan according to the Company’s standard option agreements and at the terms referred to in the Proxy Statement.	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

Are you a “controlling shareholder” or do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2? *	YES [ ]	NO [ ]

* Kindly note that failure to mark the appropriate indication shall be deemed as if you have a personal interest in Proposal 2.

3.	To approve the amendment of Prof. Dror Harats’s compensation terms and consulting and employment agreements as fully described in Proposal 3.	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

Are you a “controlling shareholder” or do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3? *	YES [ ]	NO [ ]

* Kindly note that failure to mark the appropriate indication shall be deemed as if you have a personal interest in Proposal 3.

4.	To approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and until the next annual general meeting of shareholders of the Company and authorize the Board with power of delegation to its audit committee) to set said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

5.	To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999.	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

Are you a “controlling shareholder” or do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 5? *	YES [ ]	NO [ ]

* Kindly note that failure to mark the appropriate indication shall be deemed as if you have a personal interest in Proposal 5.

6.	To increase of the Company’s registered share capital by NIS 500,000 and to create 50,000,000 ordinary shares, nominal value NIS 0.01 each, having the rights and entitlements ascribed to them in the Amended and Restated Articles of Association of the Company (the “Articles”). Following the increase, the registered share capital of the Company shall be NIS 2,000,000 divided into 200,000,000 ordinary shares.	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

7.	To approve the amendment of Article 6 of the Articles and of Article 4 of the Company’s Memorandum of Association.	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

Article 6 of the Articles shall be replaced in its entirety to read as follows:

“6.	The share capital of the Company shall consist of NIS 2,000,000 divided into 200,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”).”

Article 4 of the Company’s Memorandum of Association shall be replaced in its entirety to read as follows:

“4.	The Company’s share capital shall be NIS 2,000,000 consisting of 200,000,000 Ordinary Shares of the Company of nominal value NIS 0.01 each.”

Number of shares voted

Signature of shareholder	Date	Signature of shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

ANNEX A

Compensation Policy

[____], 2022

Vascular Biogenics Ltd.

(hereinafter: the “Company”)

Compensation Policy for Company Office Holders

(hereinafter: the “Policy” and/or the “Compensation Policy”)

1

1.	The Objective of the Document

The objective of this document is to define and describe the Company’s Office Holder Compensation Policy as required by Amendment No. 20 to the Israeli Companies Law – 1999 (hereinafter: “Amendment 20” and the “Companies Law”, respectively).

It is emphasized that this Compensation Policy does not grant rights to the Company’s Office Holders, and the adoption of this Compensation Policy in itself does not grant the right to any Office Holder of the Company to receive any of the compensation components described herein. The compensation amounts and components that an Office Holder will be entitled to receive will be only those that are specifically approved for the Office Holder by the Company’s authorized bodies, and subject to the provisions of any applicable law.

If an Office Holder should receive compensation that is less than the compensation contemplated in this Compensation Policy, this should not be considered a deviation or exception from this policy, and thus shall not require receiving approval of the general shareholders’ meeting that would otherwise be required for approving terms of service and employment that deviate from the Compensation Policy.

The Compensation Policy will apply to compensation approved from the date of adoption of the policy by the Company’s general shareholders’ meeting and onwards.

The masculine form is used in this policy for convenience purposes only, and it refers to both women and men equally.

2.	Definitions

“Office Holder” – as such term is defined in the Companies Law, including Chairman of the Board, Directors and Chief Executive Officer (the “CEO”), and all senior VPs that report directly to the CEO.

“VPs” – the Company’s Chief Officers (senior VPs) and those performing management functions directly subordinate to the CEO.

“Fixed Component” – payments in respect to employment or services that are provided, that does not depend on variables that are unknown at the time that the payment is determined. This component includes salary, pension, severance pay, annual paid vacation, disability insurance, employer National Insurance contributions, signing bonus and tax gross-ups.

“Variable Component” – payments that depend on variables that are unknown at the time that the payment is determined. This component includes annual bonus, special cash incentives, options and equity-based payments that may be based on factors such as time, or the performance of the individual or the Company

3.	Background

On December 12, 2012, Amendment 20 to the Israeli Companies Law, 5759-1999, which sets forth obligations with respect to the adoption of a Compensation Policy for Office Holders in Israeli public companies or private companies which issued bonds to the public, entered into effect.

Pursuant to the Companies Law, this Compensation Policy will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three-year period commencing as of its adoption by our shareholders.

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4.	The Objective of the Compensation Policy

The purpose of the Compensation Policy is to assist in enabling the Company to carry out its work plans and achieving its objectives, in the short and long term, by:

4.1	Creating a reasonable and appropriate set of incentives for the Company’s Office Holders while taking into consideration factors such as the Company’s characteristics, business activity, risk management policy and labor relations.

4.2	Providing the tools necessary for recruiting, motivating and retaining talented and skilled Office Holders in the Company, who will be able to contribute to the Company and maximize its profits over the long term.

4.3	Placing an emphasis on performance-based compensation, and tying the Office Holders to the Company and its performance, by matching the Office Holders’ compensation to their contribution to achieving the Company’s goals and maximizing its profits, from a long-term point of view and taking into consideration of their position.

4.4	Creating an appropriate balance between the various compensation components (such as fixed versus variable compensation components, and short-term versus long-term elements).

The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio between fixed compensation and variable compensation in order to create a performance-based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

5.	Parameters for Examining the Compensation Terms

Presented hereunder are the parameters that will be considered by the Company when examining the compensation terms of the Company’s Office Holders:

5.1	The Office Holder’s education, skills, expertise, professional experience and achievements.

5.2	The Office Holder’s position and level of responsibility and previous employment agreements.

5.3	The Office Holder’s contribution to the Company’s performance, profits and stability.

5.4	The level of responsibility borne by the Office Holder due to his position in the Company.

5.5	The importance to the Company that the Office Holder is retained, considering the Office Holder’s special skills, knowledge and/or expertise.

5.6	The ratio between the Fixed Components and the Variable Components of such compensation terms, and their compatibility with this Compensation Policy.

6.	Ratio between the Office Holders’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s Office Holders, the Compensation committee and the Board of Directors will examine the ratio between the terms of service of each of the Company’s Office Holders, and the average and median cost of employment of the Company’s employees (including contract workers), as well as the effect of these ratios on labor relations in the Company. With respect to the current compensation of the Office Holders, the Compensation Committee and Board of Directors determined that these ratios are reasonable and are not expected to have a negative effect on labor relations at the Company.

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7.	The Compensation Terms – General

7.1	The compensation terms proposed for an Office Holder of the Company may be determined with reference to the existing compensation terms of other Company Office Holders, and may take into consideration the compensation terms for Office Holders in similar positions in comparable companies (operating in a similar industry, with similar financial performance and market capitalization).

7.2	The Company will be permitted to grant to Office Holders a compensation plan that includes a salary and related benefits, commissions (for Office Holders filling certain positions), an annual cash bonus and/or equity-based payment.

7.3	Furthermore, the Company may provide arrangements for the termination of employment relations, which may take into account accepted industry practice and the Company’s customary practices on this matter as detailed in Paragraph 8 hereunder.

7.4	Reliefs

The provisions of the Policy hereunder are not intended to derogate from any of the reliefs provided and/or to be provided from time to time regarding the manner of authorizations of compensation of officers in public companies, in accordance with regulations that will be regulated and/or amended by virtue of the Companies Law from time to time, including under the Companies Law Regulations (Relief for Transactions with Interested Parties), 5760-2000, and the aforesaid reliefs shall be deemed to be incorporated under this Policy.

8.	The Fixed Component

8.1	Base Salary

8.1.1	The Base salary[1] consists of fixed compensation, the purpose of which is to compensate the Office Holder for performing his position in the Company, and for carrying out the ongoing duties required by his role.

The Base Salary of the Office Holder will be determined in the negotiations regarding his employment with the Company, according to the parameters detailed in, among others, paragraphs 4-7 above. This Base salary might take into consideration the existing salary terms of other Company Office Holders, as well as reference to accepted salary terms in the market and industry for Office Holders holding similar positions in comparable companies.

8.1.2	In this document, the term “Salary Cost” refer to the Company’s cost of employment with regards to the Fixed Component, including related benefits as mentioned in Paragraph 8.2, including any tax or other deductions required of the Company in connection with the employment, and excluding accounting provisions in respect of past commitments and VAT.

8.2	Related Benefits

8.2.1	The CEO and VPs will be entitled to social benefits as provided under applicable law and regulations. In addition, their salary package may include additional benefits, such as a car (including grossing up the associated tax), annual paid vacation which is longer than the minimum allowance set forth in the law, private health insurance, etc. These benefits will be as accepted by the Company on the date of approving the Compensation Policy and may be examined from time to time and be adjusted by the Compensation Committee subject to such approvals required by law.

1 Base Salary - as relating to an Office Holder who is an employee of the Company is the gross base salary without any gross ups, grants, social and/or related benefits or any other grant/payment, and as relating to an Office Holder who provides services to the Company for management fees – 70% of the monthly amount paid to that executive against an invoice, as applicable.

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8.2.2	Without derogating from section 8.2.1, subject to the approval of the Compensation Committee, the Company will be entitled to grant the Office Holders additional related benefits (Vacation days, car expenses, recuperation days, pension, study funds etc.) at a rate not to exceed 10% of the monthly cost of the Base Salary of the Office Holder (calculated annually). Such changes in the related benefits will be examined by the Compensation Committee and the Board of Directors as part of a periodic examination of the total scope of the expenses and will be updated as necessary.

8.2.3	Non-Israeli Office Holders may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 8.1.1. of this Policy (with the necessary changes and adjustments).

8.3	Immaterial Change

8.3.1	In accordance with the provisions of the law, immaterial changes in the terms of office and employment of Office Holders (who are not directors) require the prior approval of the Compensation Committee only, insofar as the Compensation Committee determined that such change in the terms of engagement is not material, and provided that it is consistent with the provisions of the Policy.

8.3.2	A change in the Fixed Component of an Office Holder which is within the limits of an increase of no more than 5% per annum relative to the previous year (on an annual basis) - shall not be considered a material change.

8.3.3	An immaterial change in the terms of office of an Office Holder who reports to the CEO of the Company shall not require the approval of the Compensation Committee and the Board of Directors, if approved as such by the CEO of the Company, provided that the new terms of office of such Office Holder are consistent with the provisions of this Policy. Such change shall not be considered material and shall not require the approval of the Compensation Committee (and/or of the Board of Directors, as the case may be) if it does not exceed the higher of the total of 3 salaries or 25% of the actual variable compensation (capital or cash) determined for that Office Holder.

9.	Termination Payments

	9.1	Advance Notice

9.1.1	The advance notice period for termination of employment of the CEO and VPs will be determined on an individual basis with each Office Holder, with reference to the parameters detailed, among others, in Paragraph 4-7 above, the requirements under applicable law and to the advance notice period prescribed in employment agreements of the other Office Holders, as well as the advance notice periods accepted in the market and industry for Office Holders with similar positions (the “Advance Notice”).

9.1.2	In any event, the Advance Notice period of the CEO and the VPs shall not exceed 12 months.

9.1.3	During the Advance Notice period, the Office Holder will be entitled to full compensation, including benefits, and will be required to continue work, at the discretion of the Company. The Company may waive an Office Holder’s services during the Advance Notice period, and pay the officer in lieu thereof, including the value of the associated benefits.

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9.2	Adaption Period Payment and Change of Control Grant

9.2.1	Should the Compensation Committee and the Board of Directors elect to make an adaption period payment to a departing Office Holder (beyond the contractual advance notice period), such payment shall not exceed 6 months to the CEO and VPs (the “Adaptation Period Payment”). The Adaptation Period Payment will be discussed by the Compensation Committee, which will provide its recommendation to the Board of Directors.

In determining an Adaptation Period Payment, both the Compensation Committee and the Board of Directors will consider, among other factors, the Office Holder’s employment period, the Company’s performance throughout the terms of the Office Holder’s employment and the Office Holder’s contribution to the Company’s performance.

9.2.2	The Company may provide an additional payment of up to 9 times the monthly Base salaries to the CEO and 6 times the monthly Base salaries to the VPs in the event their employment is terminated during the first year following a pre-defined change of control event, including in the event of voluntarily termination.

9.3	Severance Period Payment

For non-Israeli Office Holders and VPs, the Company may provide Severance Period Payment (defined below) in lieu of the Advance Notice and the Adaptation Period Payment, as required under applicable law and as applicable for Office Holders and VPs in similar positions in comparable companies (hereinafter: the “Severance Period Payment”).

The Severance Period Payment will comprise of up to 12 times the Office Holder’s or VP’s (as applicable) monthly Base Salary as it is customary in similar positions in comparable companies.

9.4	Additional Retirement and Termination Benefits

The Company may further provide additional retirement and terminations benefits and payments as may be required by applicable law, or which will be comparable to customary market practices, including, without limitation, health benefit continuation.

10.	The Variable Component

	10.1	Annual Cash bonus (hereinafter: “Bonus”)

10.1.1	The Company is permitted to grant a Bonus to the CEO and VPs as part of their compensation package.

10.1.2	The entitlement to a Bonus will be determined as follows: (i) according to measurable criteria (hereinafter: the “Measurable Bonus”) and qualitative criteria (hereinafter: the “Discretionary Component”).

10.1.3	CEO or VPs who have worked for less than one full calendar year, but at least 3 months during the calendar year, will be entitled to a proportionate Bonus according to his or her period of employment during that calendar year, insofar as he or she is entitled to a Bonus.

10.1.4	The Measurable Bonus shall be composed of general measureable parameters based on the Company’s performance (hereinafter: the “Company Parameters”) and specific measureable parameters tailored for the CEO and each of VPs of the Company (hereinafter: the “Specific Parameters”).

The weight of the Company Parameters will be at least 40% out of the total Measurable Bonus and may include, among others, the timely meeting of preset development milestones related to preclinical development, clinical trials, business development, revenues and budget/cash flow targets.

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10.1.6	The CEO will determine the specific parameters for the VPs and the Chairman of the Board will determine the specific parameters for the CEO. These parameters are subject to the approval of the Compensation Committee.

10.1.7	The Company Parameters and the Specific Parameters and the weighting of each parameter for each of the relevant Office Holders will be determined for each applicable year, at the beginning of the year and not later than March 31st of each year. These parameters will be based the Company strategic business plan objectives, and each Office Holder main responsibilities and contribution for achieving this objectives during the following year.

10.1.8	The Bonus of the CEO and each VP may include an immaterial Discretionary Component of up to 20% of their maximum Bonus amounts, as described in section 10.1.10, subject to the provisions of the law. The Compensation Committee will determine the Discretionary Component, taking into consideration each Office Holder performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect of this component will include, among other factors:

■	The Office Holder’s superior’s evaluation regarding his personal contribution to the Company’s performance and achievement of its objectives.

■	The Office Holder’s superior’s evaluation regarding the Office Holder’s performance.

■	A material change in the Office Holder’s duties.

■	Compliance with internal procedures, legal and/or regulatory objectives.

■	The Office Holder’s level of responsibility.

10.1.9	Notwithstanding the foregoing, in respect of Office Holders who are subordinated to the CEO, the Compensation Committee and the Board of Directors, in specific cases to be determined, may approve a Discretionary Component in an amount greater than an immaterial part stated above, provided that a grant of Discretionary Component shall not apply to an Office Holder who is also a controlling shareholder (or relative), unless it has previously been submitted to the approval of the organs of the Company, according to the provisions of the applicable law.

10.1.10	Maximum Bonus Amounts - The maximum Bonus (Measurable and Discretionary) to the CEO and each VP shall not exceed 9 times their monthly Salary Cost.

10.1.11	Bonus Adjustments - The Company’s Board of Directors (following the Compensation Committee’s recommendation) has the authority to reduce the variable cash compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

10.1.12	Repayment of Compensation Granted on the Basis of Incorrect Financial Information (Clawback) - An Office Holder will be required to return to the Company any surplus amounts that he was paid as part of his employment terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements during 1 year following the approval of the annual bonus by the authorized bodies.

The authorized bodies shall decide upon the timing, form and terms of such a repayment. It is clarified that a restatement following a change in an accounting policy or the first time adoption of an accounting policy shall not result in the Company demanding from the Office Holder to return bonus amounts that were paid.

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The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the Office Holder and the amount that would have been received according to the amended data in the Company’s restated financial statements.

10.2	Equity-Based Payment

10.2.1	The Company reserves the right to grant restricted shares, options to ordinary shares and any other type of share-based payment (hereinafter: “Equity-Based Payment”), according to the equity compensation plans, inducement plans and other related practices and policies that were and will be adopted from time to time, and subject to any relevant law.

10.2.2	The Company’s Office Holders who are Israeli citizens may be granted options to purchase its shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time.

10.2.3	A period of at least 2 years from the grant date will be required until the full vesting of Equity-Based Payment granted to an Office Holder (excluding Equity-Based Payment that includes performance-based vesting).

10.2.4	The accumulated annual benefits in respect of Equity-Based Payments will be subject to the maximum values described hereunder (for this purpose the “Annual Benefit” will not be defined according to accounting standards, but will be the result obtained from dividing the economic value of the Equity-Based Payment on its grant date by the number of years required for the Equity-Based Payment to fully vest2):

-	The Company’s Chairman of the Board: the accumulated Annual Equity-Based Benefits shall not exceed the higher of US $1,000,000 or 0.15% of the Company’s fully diluted capital as of the date of grant in any given year.

-	The CEO: the accumulated Annual Equity-Based Benefits shall not exceed the higher of 18 times the monthly Salary Cost or 0.5% of the Company’s fully diluted capital as of the date of grant in any given year.

-	VPs/C level executives: the accumulated Annual Equity-Based Benefits Payments shall not exceed the higher of 9 times the monthly Salary Cost or 0.15% of the Company’s fully diluted capital as of the date of grant in any given year.

-	Directors (other than the Chairman of the Board): the accumulated Annual Equity-Based Benefits Payment shall not exceed the higher of US $500,000 or 0.1% of the Company’s fully diluted capital as of the date of grant in any given year.

Determination of the Annual Benefit of Equity-Based Payment shall be made disregarding any Equity-Based Payment granted prior to the adoption of the Compensation Policy.

10.2.5	Sign-On Equity-Based Payment - The Company reserves the right to grant an additional Equity-Based Payment for a newly-hired Office Holders that shall not exceed an Annual Benefit of the higher of a value of US $500,000 or 0.5% of the Company’s fully diluted capital as of the date of grant, the exercise of which will be subject to at least 3 years vesting from the grant date.

2 Without taking into consideration the accounting reduction for anticipated turnover rates.

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10.2.6	The Company has the right to define other specific performance terms (other than service period) in relation to the Equity-Based Payment for each Office Holder, including specific performance-based vesting conditions (without defining specific service period).

10.2.7	Additional terms including eligibility upon termination, eligibility for accelerated vesting upon pre-defined events such as M&A or change of control events, adjustments for cash dividends, stock split, etc., will be consistent with the definitions of the equity-based compensation plans that were or will be adopted by the Company, with reference to the accepted terms in the market with regard to these plans.

10.2.8	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

11.	Ratio between the Fixed Compensation Components and the Variable Components[3]

11.1	The Company’s Chairman of the Board
The ratio between the variable components and the fixed component shall not exceed 2000%.

11.2	The Company’s CEO
The ratio between the variable components and the fixed component shall not exceed 1000%.

11.3	VPs
The ratio between the variable components and the fixed component shall not exceed 500%

For the avoidance of doubt, the aforementioned ratios are subject to the maximum Bonus and Equity-Based Payments as described on sections 10.1.10 and 10.2.4.

12.	Directors’ Compensation (Other than the Company’s Chairman of the Board)

12.1	The compensation of the Company’s external directors and independent directors (as defined by Israeli law) will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – 2000 (hereinafter: “the Compensation Regulations”), and shall not exceed the maximum compensation permitted under the Compensation Regulations, taking into account their designation as financial experts.

12.2	Non-employee, non-executive directors (hereinafter: “Non-Employee Directors”) shall be entitled to the following compensation:

12.2.1.	Cash Compensation:

●	Board of Directors: Annual cash compensation of US$35,000 to each Non-Employee Director, other than the Chairman of the Board and the former Chairman of the Board.

●	Audit Committee: Additional annual cash compensation of US$15,000 to the Chairman of the Audit Committee and US$7,500 to each member of the Audit Committee other than the Chairman.

●	Compensation Committee: Additional annual cash compensation of $12,000 to the Chairman of the Compensation Committee and $6,000 to each member of the Compensation Committee other than the Chairman.

3 Excluding the value of the Sign-On Equity-Based Payment.

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●	Nominating and Corporate Governance Committee and other committees: Additional annual cash compensation of $8,000 to the Chairman of the Nominating and Corporate Governance Committee or other committees and $4,000 to each member of the Nominating and Corporate Governance Committee or other committees other than the Chairman.

●	Proration: Pro rata cash compensation of the annual cash compensation amounts set forth above shall be made, as applicable, to (i) any director who ceases to be a director, Chairman of the Board or member or chairman of any committee of the Board and (ii) any new Non-Employee Director who is appointed by the Board, any independent director who is appointed to the position of Chairman of the Board or chairman of any such committee of the Board or any independent director who is appointed to serve on any such committee of the Board, for their services rendered as a director and/or committee member, for the portion of the year in which such director so served.

12.2.2.	Equity Compensation:

●	Initial Equity Grant: One-time equity grant upon initial appointment or election to the Board equal to 0.1% of the Company’s capital on a fully diluted basis as of the date of grant, which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors but not less than 2 years until full vesting.

●	Annual Equity Grant: Annual equity grants of 0.067% of the Company’s share capital on a fully diluted basis as of the date of grant to each continuing director, which shall vest upon and in the manner approved by the Compensation Committee and the Board of Directors but not less than 2 years until full vesting.

12.3	Compensation to directors who are employed in another position in the Company shall be determined in accordance with the Company’s customary compensation for similar positions, subject to the provisions of this Policy.

13.	Release, Indemnification and Insurance of Office Holders

	13.1	Insurance of Directors and Office Holders

Directors and Office Holders will be covered under the Company’s Directors, Officers and Company Liability Insurance policy that will be acquired and maintained by the Company according to the provisions of the law from time to time. The terms of the policy shall provide for coverage of up to US$30 million (per claim and in the aggregate). Such insurance coverage may include Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage following a termination of service or employment, side-A coverage and any additional provisions customary from time to time to be included under D&O insurance policy. Pursuant to the regulations under Companies Law, the Committee is authorized to approve such engagement without any further corporate approvals, and also will be sovereign to decide on immaterial changes to the foregoing, provided that the policy is in market terms and does not have a material effect on the profitability, assets or obligations and indebtedness of the Company and the Committee determined as such. The premium for each policy period shall be not more than $1,500,000. The Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 65% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. If the market terms dictates a higher increase in premium, the Compensation Committee shall be authorized to increase the premium paid accordingly, subject to bringing it to the ratification of the consequent Annual General Meeting.

13.2	Release and Indemnification Letters to Directors and Office Holders

The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company, to the fullest extent permitted by applicable law.

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